UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Execution of the Purchase and Sale Agreement for the Mobile Assets SPEs

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that, in addition to the information disclosed in the Material Facts dated June 15, 2020, September 7, 2020 and December 14, 2020, the Company, Telemar Norte Leste S.A. – In Judicial Reorganization and Oi Móvel S.A. – In Judicial Reorganization executed the Agreement for the Purchase and Sale of Shares and Other Covenants (the “Agreement”) with Telefônica Brasil S.A., TIM S.A. and Claro S.A. (the “Buyers”) on January 28, 2021, with the purpose of selling the Mobile Assets SPEs (special purpose stock entities) to the Buyers, which were the winners of the competitive procurement process held on December 14, 2020 (the “Transaction”), in accordance with the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020 (the “Amendment to the JRP”).

The Agreement provides for the payment of the amount of R$ 16.5 billion by the Buyers, of which R$ 756 million refer to transition services to be provided to the Buyers by Oi for up to 12 months, as well as for the execution of a long-term agreement with Oi and some of its subsidiaries for the performance of services of transmission capacity, under “take or pay” modality, the net present value (NPV) of which, calculated for the purposes of and pursuant to the Amendment to the JRP, is R$ 819 million.

The effective completion of the Transaction, with the transfer of the shares related to the Mobile Assets SPEs to the Buyers, is subject to approval by the CADE (Conselho Administrativo de Defesa Econômica, or the Brazilian Administrative Council for Economic Defense) and the prior consent from Anatel (Agência Nacional de Telecomunicações, or the Brazilian National Telecommunications Agency), as well as to compliance with certain precedent conditions that are usual in transactions of this nature, as provided for in the Agreement.

The Company will keep its shareholders and the market informed about the development of the matters covered by this Notice to the Market.

Rio de Janeiro, January 29, 2021.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer